Exhibit 99.1

Contact:	Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Q2 2023 Financial Results

DUBLIN, Ireland (October 3, 2023)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the Company’s results for the quarter ended June 30, 2023.

Summary Highlights:

Revenue:

•
Total revenue for fiscal Q2, 2023 was $13.9m (excluding Fitzgerald Industries, which was disposed of in April 2023). Excluding our Covid focused PCR Viral Transport Media (“VTM”) products and Fitzgerald Industries, revenue for the quarter of $13.7m was 3% lower than in Q1, 2023.

•	Our core franchise Diabetes consumables revenues increased 10% over Q1, 2023.

•
Recurring Diabetes consumables revenue rebounded strongly in Asia, increasing approximately 70% over Q1, led by demand recovery in China. We expect this level of demand to continue for the rest of 2023 in one of our most important markets. In addition, Diabetes revenues grew by over 10% collectively in our direct distribution markets, namely the US and Brazil.

•	Clinical Chemistry, Chromsystems and Syphilis product lines continue to show positive revenue momentum despite key raw materials backorders in some Clinical Chemistry product lines.

•
These revenue gains were offset by lower Infectious Disease revenues compared with Q1, 2023 and reflects the irregular order cycles in the business line. In addition, we phased out our non-core and difficult to scale transplant activity at our Buffalo, New York laboratory during the quarter.

•
Revenue outlook for Q3 is expected to be approximately $14m to $15m.  In addition, order backlogs have increased substantially to approximately $1m (broadly double the run rate in the first half of 2023).

•
Significant commercial reorganization, customer engagement initiatives and service quality improvements have positioned the core Haemoglobins franchise for a strong second half and 2023 revenue performance. Strategic instrument placements and a focus on maximizing instrument utilization are gaining traction toward building an expanding, recurring revenue profile for the business. Diabetes consumables are expected to increase over 20% in the second half of 2023 vs the first half.

•	Diabetes Instrument placements for the second half of the year are accelerating and are expected to be up to double those placed in the first half of 2023.

Haemoglobins:

•
In August, Trinity Biotech received U.S. FDA 510(k) clearance for the Premier Resolution System, the automated analyzer for accurate & precise quantification of haemoglobin variants. Our intention is to retake the market leader position in haemoglobin variants with this modern successor to the highly regarded Ultra2 platform. The Premier Resolution System builds on our Ion Exchange technology reputation of excellence and a market leading combination of accuracy, speed and value. We also expect this important clearance from the FDA to drive further penetration and increased utilization of the Premier Resolution System in key global markets, including Brazil (where there is substantial scale in blood bank screening), and allow us to begin the regulatory process for the Chinese market.

•
The redevelopment of our flagship diabetes HbA1c platform, the Premier 9210, is on track for a phased roll-out in 2024. The final redeveloped system is expected to feature an improved, backward compatible column and reagent formulation that should feature up to 3 times the current injection capacity and reduced calibration frequency, with improved user interface and lab system integration. Launch of the new column and reagent will be the first step in a multi-generational product development plan aimed at expanding the target market into higher throughput segments, driving lower service downtime and cost, while significantly expanding operating margins.

•
Our improved design, combined with a significant overhaul of supply chain strategy, are expected to yield significant reductions in instrument cost, cost of goods sold related to test volume, and cost of service and repair.

•
These cost competitive actions are aimed at significantly expanding our total addressable market in the high growth global Diabetes space.  We have initiated a program to manufacture a version of our core Diabetes instrument in China. In addition to optimizing supply chain benefits, we believe it will enable us to double our reach to a very significant proportion of the Chinese hospital market that is limited to domestic manufacturers. We plan to obtain regulatory approval for domestic market entry by late 2024.

Reference Lab:

•
Efforts are at an advanced stage to significantly reposition and scale the commercial focus of our 50-state certified lab in Buffalo, New York. The Company continues to see significant potential in its proprietary Sjogrens bio-marker lab developed tests, despite limited commercialization activities to date, with approximately 20% average annual growth since 2020 and annual revenues approaching $4m. A serious Autoimmune complication of the broader dry-eye market, studies indicate that Sjogrens syndrome may affect over 3 million individuals in the US or 1% of the US population.

•
We are entering into a strategic revenue-sharing partnership with Trusted Health Advisors to lead our commercial and business development activities aimed at maximizing the Sjogren’s opportunity. The team, comprising of ex-senior executives from Quest and Mayo Clinics, brings decades of experience and extensive network in the industry.

•
The partners intend to explore the opportunity to leverage the Reference Lab’s Autoimmune capabilities to jointly target proprietary biomarkers library expansion opportunities and serve as a centre of excellence for therapeutic drug monitoring and companion diagnostics across multiple Autoimmune diseases.

TrinScreen HIV:

•
The Company is focused executing on the launch and distribution of its TrinScreen HIV screening test, following the announcement by the Kenyan Ministry of Health of the adoption of the new HIV rapid testing algorithm. This algorithm establishes Trinity Biotech’s TrinScreen HIV as the standard screening test in Kenya under World Health Organisation (“WHO”) guidelines.

•
Field evaluation of the algorithm was completed in June, the Ministry of Health has communicated procurement & use specifications to the procurement agencies, and we have shipped kits for training purposes.

•
We, along with the Kenyan government, are addressing legal challenges to the HIV testing algorithm and related process changes introduced. We are anticipating resolution of court challenges in hearings being held in early October. Our expectation, and the government's actions, indicate that we will receive significant orders in the 4th quarter upon resolution of these legal matters.

•	The Kenyan HIV screening program is one of the largest in Africa, with up to an estimated 10 million screening tests annually.

Operational Transformation & Cashflow Improvement Initiatives

Management continues to be very focused on driving significant operational transformation and optimisation to improve cashflow and allow our key products to gain a cost competitive advantage in certain market segments.

As the Company operates in a highly regulated healthcare sector, significant operational changes are typically subject to complex technical validation processes that can create time lags between initiation of the change process and final implementation & benefit realisation. In that context, many of the key operational transformation programs we initiated over the past 12-24 months are now starting to deliver significant benefits and are projected to deliver increased and recurring cashflow benefits while also allowing us to target growth in certain lower price markets, while maintaining our target margin.

Some of the key operational transformation projects include:

Ongoing Headcount Optimisation:

•	In Q2 and Q3 2023, management accelerated headcount reductions as a result of:

o	process simplification initiatives that have been ongoing for the past number of quarters,

o	the implementation of new software tools in quality/regulatory compliance and production planning, and

o	lower than expected revenues, particularly considering delays to the TrinScreen HIV roll out in Kenya.

•
Excluding the impact of the disposal of Fitzgerald Industries and limited hiring to support TrinScreen HIV manufacturing, these changes are expected to deliver an approximately net 20% reduction in headcount by the end of Q4 2023 compared to Q1 2023, with a resultant annualised cashflow saving of over $4m.  Overall, this would represent an over 35% reduction in headcount compared to Q4 2020 when we started this optimisation journey.

•
The majority of these 2023 reductions are in back-office functions such as Finance, Quality Assurance/Regulatory, and Supply Chain, reflecting the impact of modernisation and simplification projects lead by the key senior functional leaders we have hired over the past few years.

•	We expect the financial benefit of these reductions to make a meaningful impact from Q4 2023.

•	To support TrinScreen HIV manufacturing we have hired approximately 15 additional staff.

•	Average revenue per headcount is a key KPI for management and we intend to continue to transform and optimise our operations to improve this KPI overtime.

Diabetes A1c Consumables Manufacturing Optimisation

•	We are now at the final validation stages of our revised manufacturing process for our key Diabetes A1c testing column, the key consumable for our Premier 9210 instrument.

•	Bringing this process in-house in an optimised manner is projected to reduce the cost of goods of our Diabetes A1c testing column by over 30%.

•
Based upon our current run rate of production, this is estimated to deliver over $1.5m in recurring annualised cashflow savings once we have fully transitioned to the revised manufacturing process and should also allow our Premier 9210 A1c testing system to be more competitive in lower price/high volume segments of the market.

•
We expect the financial benefit of these reductions to make a meaningful impact from Q4 2023 with an increased savings level in 2024 as we transition completely away from the legacy manufacturing process.

Diabetes A1c Instrument Supply Chain Optimisation

•
Over 12 months ago, we initiated a supply chain optimisation programme for our Diabetes A1c testing instrument, with the intent of reducing the cost and optimising the quality of the instrument by moving to more competitive supply chain participants.

•
This programme has progressed significantly, and we have already commenced securing materials savings of 20% per instrument.  Given the success of this programme to date, we are now targeting savings of 40%-50% in materials costs for our Premier 9210 instrument which based upon our expected production run rate would deliver recurring annualised cashflow savings of over $1.5m when fully completed.

•
These changes are already delivering a working capital benefit in terms of lower inventory costs and we expect the EBITDA impact to begin in late 2023 or early 2024 as inventory is converted into sold product.

•
In addition, this lower cost of production should allow us competitively target growth in segments of the Diabetes A1c testing market that are lower price but higher volume than our traditional focus segments, whilst maintaining target margin.

•
There is also significant component commonality between our Premier 9210 and our Haemoglobin variant instrument the Premier Resolution that recently achieved FDA 510k clearance – this means that many of the savings achieved for the Premier 9210 instrument can carry into a meaningful lower cost of production for the Premier Resolution.

Diabetes A1c Reagent Column System

•	As previously announced, we are developing an improved, backward compatible reagent column system that we expect will feature up to 3 times the injection capacity of the current system.

•	This programme is at its final stages of development and technical validation.

•
Subject to successful validation, we expect to launch this new reagent column system in early 2024 and estimate that this system should deliver recurring annualised incremental cost of goods cashflow savings of over $1m whilst again facilitating us competitively targeting growth in segments of the A1c testing market that are lower price but higher volume than our traditional focus segments, whilst maintaining target margin.

HIV Product Manufacturing Optimisation

•	We have initiated a programme to optimise the location and cost of certain downstream manufacturing and supply chain activities related to our HIV products, Uni-gold and TrinScreen.

•
Our initial assessment indicates that such a programme could well deliver several million dollars of annual cashflow savings while providing the Company with additional manufacturing capacity to meet increased demand for TrinScreen as we roll the product out to additional countries.

•	We expect this key project to start to deliver recurring savings in late 2024 and we will provide further updates on this programme as it progresses.

These initiatives have contributed to increased SG&A expenditure over the past 12 months and will continue to require some further investment over the coming quarters. Management believes that the future profitability and growth of the Company is significantly dependent on optimising our cost competitiveness which makes these investments key to delivering significant returns over the medium term.  We are prioritising investing in the delivery of recurring savings as they should deliver increased sustainable EBITDA and thus increased capital value within each of our core business areas.

Balance Sheet Optimisation & New Growth Opportunities

As can been seen from our results for the past 3 quarters, our SG&A has increased - a major driver for this increase is expenditure on third party market research and technical assessment consultancy services as we seek to identify next generation biotech opportunities for very significant growth in market segments with total addressable markets of real scale that can fuel Trinity Biotech’s growth into a much larger scale company.

As a result of this work, we have now identified and are pursuing a select number of investment areas and associated targets.  In conjunction with pursuing these targets, we are also closely working with our existing lenders, Perceptive Advisors, to both improve the terms of our existing financing, considering our lower debt levels, and support investments in these high growth opportunity areas.

We continue our strategic review of some of our non-core business lines for potential capital reallocation to lower debt and/or higher growth opportunity areas.   Our approach to improving cashflow through operational transformation and organic growth in our core business areas should also play a key role in providing cashflow for investment and availability to incrementally improved financing.

Second Quarter Results (Unaudited)

The results of the Fitzgerald Industries life sciences supply business, which was sold as of April 27, 2023, have been reported separately as discontinued operations in the Consolidated Income Statements for all periods presented. In the Consolidated Balance Sheet at March 31, 2023, the assets and liabilities attributable to Fitzgerald Industries were separately presented within “Assets included in disposal group held for sale” and “Liabilities included in disposal group held for sale”. The assets and liabilities attributable to Fitzgerald Industries have been removed in our Consolidated Balance Sheet as of June 30, 2023.

Total revenues for Q2, 2023 were $13.9m which compares to $15.4m in Q2, 2022, a decrease of 9.8% and which were broken down as follows:

	2023 Quarter 2	2022 Quarter 2	Increase/ (decrease)
	US$’000	US$’000%
Clinical Laboratory	11,812	13,576	(13.0%)
Point-of-Care	2,086	1,840	13.4%
Total	13,898	15,416	(9.8%)

Clinical Laboratory revenues were $11.8m, compared to $13.6m in Q2, 2022, representing a decrease of $1.8m or 13.0%. This decrease is due to three main factors. Firstly, there was an approximately 16% decrease in haemoglobin revenues. Although haemoglobins revenues are growing (there was an 8.1% increase in Q2, 2023 compared to Q1, 2023), the year-on-year variance is unfavourable as Q2, 2022 was an unusually strong quarter for haemoglobins. Secondly, as previously reported, our New York laboratory, which provided transplant testing services to a local healthcare provider for a number of years, was notified in early 2023 that the healthcare provider was moving to a different service provider. This contributed to a decrease of 32.4% in lab services revenues compared to Q2, 2022. Lastly, there was a reduction of just over $0.2m in revenues from our PCR VTM products compared to Q2, 2022. Sales volumes for PCR VTM products have continued to decrease due to a significant scaling down of PCR testing programs for COVID-19.

Point-of-Care revenues for Q2, 2023 were $2.1m which was 13.4% higher than in Q2, 2022, due primarily to higher sales of our HIV confirmatory test Uni-gold in Africa.

In Q2, 2023, gross profit was $5.0m, or a gross margin of 36.2%. In Q2, 2022, gross profit amounted to $5.6m, or a gross margin of 36.2%. The reduction in gross profit is due to the lower sales activity. Gross margin percentage is consistent with Q2 2022 despite sales price increases and cost saving initiatives, and this is because margins have been eroded by lower revenues, with the loss of the transplant testing services notable in Q2 2023, together with sales mix changes.

Other operating income is $71k for Q2, 2023, compared to $1k for Q2, 2022. This income in Q2, 2023 relates to a transition services agreement with the acquirers of Fitzgerald Industries.

Research and development expenses increased from $1.0m in Q2, 2022 to $1.2m in Q2, 2023, mainly due to lower capitalisation of payroll costs into product development intangible assets.

Selling, general and administrative (SG&A) expenses increased by $2m in Q2, 2023, compared Q2, 2022. Significant elements of the $2m increase relates to:

o	A higher non-cash accounting charge for share-based payments, which increased by $0.9m in Q2, 2023 compared to Q2, 2022, due to options granted since Q2, 2022.
o
An increase in foreign exchange losses largely related to the accounting driven requirement to mark-to-market Euro-denominated lease liabilities for right-of-use assets. In Q2, 2022, the foreign exchange gain on leases was just under $0.6m while in Q2, 2023, a foreign exchange loss of $26k was recorded, resulting in an unfavourable quarter-on-quarter variance of approximately $0.6m.

o
External advisory & professional services costs, including third party market research and technical assessment consultancy services, were higher by $0.6m in Q2, 2023 as we seek to identify & pursue next generation biotech opportunities for very significant growth in market segments with total addressable markets of real scale that can fuel Trinity Biotech's growth into a truly scaled global biotech company.

An impairment charge of $10.8m was recorded in Q2, 2023, compared to an impairment charge of $0.5m in Q2, 2022. The impairment test performed as at June 30, 2023 identified an impairment loss in two cash generating units (“CGUs”), namely Immco Diagnostics Inc and Trinity Biotech Do Brasil, with the majority of the impairment charge relating to Immco. As the Company has previously reported, Immco’s laboratory has for a number of years provided transplant testing services to a local healthcare provider. However, in early 2023 that healthcare provider informed the Company that it was moving to a different service provider and this resulted in lost revenues for the laboratory since the beginning of Q2, 2023. Additionally, the expected level of additional laboratory services revenue arising from its partnership with imaware, Inc has not materialised. As a result, Immco’s value in use, defined as the present value of its future cash flows, has fallen below the value the carrying amount of its assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets as at June 30, 2023. Similarly, Trinity Biotech do Brasil’s value in use at June 30, 2023 is below the value of its relevant assets.

Operating loss for the quarter was $14.9m, compared to an operating loss of $1.9m in Q2, 2022. The higher loss this quarter was mainly attributable to the impairment charges, higher non-cash share based payments charge and foreign exchange loss on leases liabilities for right of use assets.

Financial income for Q2, 2023 was $0.1m compared to $0.0m for Q2, 2022, and related to fair value adjustments for the derivative asset related to the Company’s ability to repay the term loan early.

Financial expenses in Q2, 2023 were $3.8m compared to $8.3m in Q2, 2022, a decrease of $4.5m. The financial expense for the current and comparative period are summarized in the table below.

	Q2, 2023 US$’m	Q2, 2022 US$’m

Term loan interest	2.5	4.0
Penalty for early settlement of term loan	0.9	3.5
Convertible note interest	0.3	0.2
Notional interest on lease liabilities for Right-of-use assets	0.2	0.2
Fair value movement for derivative balances related to term loan	0.0	0.4
	3.8	8.3

Note: table contains rounded numbers.

As previously reported, in Q2, 2023 the Company used approximately $11 million of the proceeds of the sale of the Fitzgerald Industries sale to repay approximately $10.1 million of its senior secured debt and, in accordance with the term loan’s credit agreement an early repayment penalty of $0.9m was incurred in connection with the repayment, which was recognized this quarter as a financial expense. In Q2, 2022 the Company also made an early partial settlement of the senior secured term loan ($34.5m) and there was a penalty for early repayment of $3.5m.  Early partial settlements of the term loan result in an acceleration of the accretion interest expense under the applicable IFRS accounting provisions. This accelerated interest expense was $2.1m in Q2, 2022 and $0.5m in Q2, 2023. The difference of $1.6m accounts for most of the variance in the term loan interest expense in the table above, with the remaining difference related to the higher prevailing interest rates in 2023 offset by the effect of the lower principal outstanding.

In Q2, 2023 the financial expense for the fair value movement for derivative balances related to the term loan was immaterial compared to an expense of $0.4m in Q2, 2022.

The tax credit in Q2, 2023 was $0.3m compared to a credit of $32k in Q2, 2022. The credit this quarter is mainly due to a recovery of taxes paid by one of our Canadian entities.

The loss after tax for continuing operations for the quarter was $18.3m in comparison to a loss of $10.1m for the equivalent period last year. The unfavorable variance is due to higher impairment charges, higher R&D and SG&A expenses, partly offset by lower net financial expenses due mainly to a reduced penalty for early partial settlement of the term loan and a lower principal outstanding under the term loan.

Profit for the period on discontinued operations in Q2, 2023 is $12.4m comprising the gain on the divestiture of the Fitzgerald Industries business of $12.7m, offset by the loss for the discontinued operations in the quarter of $0.3m. The gain on the divestiture of Fitzgerald Industries comprises proceeds of approximately $30m (which included proceeds from Biosynth to allow Fitzgerald Industries repay intercompany loans owed to Trinity Biotech) offset by associated transaction costs of $1.3m and the net assets eliminated on disposal of $16.0m.

Loss before interest, tax, depreciation, amortisation, share option expense, and impairment charges for continuing operations for Q2, 2023 (Adjusted EBITDASO) was $2.6m.  This is made up as follows:

$m
Operating loss	(14.9)
Depreciation	0.3
Amortisation	0.2
Impairment charges	10.8
Adjusted EBITDA for continuing operations	(3.6)
Share option expense	1.0

Adjusted EBITDASO for continuing operations	(2.6)

            Note: table contains rounded numbers.

The basic loss per ADS for Q2, 2023 was $0.16 compared to a basic loss per ADS of $0.29 in Q2, 2022. Diluted Loss per ADS is the same as Basic Loss per ADS for both current and comparative quarters.

Use of Non-IFRS Financial Measures

The attached summary unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of, Adjusted EBITDA and Adjusted EBITDASO. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based payments, significant excess and obsolescence charges related to inventory, depreciation, amortization and impairment charges.

Adjusted EBITDA for continuing operations and Adjusted EBITDASO for continuing operations are presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA for continuing operations and Adjusted EBITDASO for continuing operations, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA for continuing operations and Adjusted EBITDASO for continuing operations are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and Adjusted EBITDA for continuing operations and Adjusted EBITDASO for continuing operations are presented.

Liquidity

The Group’s cash balance increased from $4.2m at the end of Q1, 2023 to $14.2m at the end of Q2, 2023, an increase of $10.0m. For clarity, the cash balance of $4.2m at the end of Q1, 2023 included the cash balance of Fitzgerald, which was shown on the Consolidated Balance Sheet at March 31, 2023 within “Assets included in disposal group held for sale”.

The disposal of the Fitzgerald Industries life sciences supply business in Q2, 2023 resulted in a net cash inflow of $28.4m after the payment of associated transaction costs and the disposal of the business’ cash balance at the date of sale. The Company used approximately $11.0m of the proceeds of the sale to repay approximately $10.1m of its senior secured debt, plus an approximate $0.9m early repayment penalty.
Cash used by operating activities for Q2, 2023 was $4.4m (Q2, 2022: $1.9m).  During Q2, 2023 the Company had investing cash outflows related to acquisitions of property, plant and equipment and product development of $0.6m (Q2, 2022: $1.8m) and payments for property leases of $0.6m (Q2, 2022: $0.7m). Interest payments in the quarter were $1.9m (Q2, 2022: $2.0m).

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2023 US$000 (unaudited)	Three Months Ended June 30, 2022 US$000 (unaudited)	Six Months Ended June 30, 2023 US$000 (unaudited)	Six Months Ended June 30, 2022 US$000 (unaudited)

Revenues	13,898	15,416	28,727	31,090
Cost of sales	(8,868)	(9,835)	(18,124)	(19,527)
Gross profit	5,030	5,581	10,603	11,563
Gross margin %	36.2%	36.2%	36.9%	37.2%

Other operating income	71	1	71	1
Research & development expenses	(1,233)	(984)	(2,093)	(1,949)
Selling, general and administrative expenses	(7,905)	(5,929)	(16,537)	(12,160)
Impairment charges	(10,815)	(519)	(10,815)	(519)

Operating Loss	(14,852)	(1,850)	(18,771)	(3,064)

Financial income	62	-	216	-
Financial expenses	(3,823)	(8,300)	(6,374)	(20,303)
Net financial expense	(3,761)	(8,300)	(6,158)	(20,303)

Loss before tax	(18,613)	(10,150)	(24,929)	(23,367)

Income tax credit	267	32	278	183
Loss for the period on continuing operations	(18,346)	(10,118)	(24,651)	(23,184)

Profit for the period on discontinued operations	12,358	412	12,854	1,199
Loss for the period (all attributable to owners of the parent)	(5,988)	(9,706)	(11,797)	(21,985)

Loss per ADS (US cents)	(15.6)	(28.6)	(30.9)	(75.1)

Diluted loss per ADS (US cents)	(15.6)	(28.6)	(30.9)	(75.1)

Weighted average no. of ADSs used in computing basic earnings per ADS	38,283,367	33,952,095	38,221,258	29,289,617

Weighted average no. of ADSs used in computing diluted earnings per ADS	38,283,367	33,952,095	38,221,258	29,289,617

Trinity Biotech plc
Consolidated Balance Sheets

	June 30, 2023 US$ ‘000 (unaudited)	March 31, 2023 US$ ‘000 (unaudited)	December 31, 2022 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	1,869	5,496	5,682
Goodwill and intangible assets	15,756	21,330	35,269
Financial asset	-	1,500	–
Deferred tax assets	1,125	4,297	4,218
Derivative financial asset	214	152	128
Other assets	108	120	139
Total non-current assets	19,072	32,895	45,436

Current assets
Assets included in disposal group held for sale	-	17,746	–
Inventories	22,584	21,532	22,503
Trade and other receivables	13,866	13,594	15,753
Income tax receivable	2,240	1,858	1,834
Cash, cash equivalents and deposits	14,228	3,532	6,578
Total current assets	52,918	58,262	46,668

TOTAL ASSETS	71,990	91,157	92,104

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,972	1,967	1,963
Share premium	46,619	46,532	46,458
Treasury shares	(24,922)	(24,922)	(24,922)
Accumulated deficit	(36,153)	(31,140)	(26,695)
Translation reserve	(5,628)	(5,787)	(5,775)
Equity component of convertible note	6,709	6,709	6,709
Other reserves	23	23	86
Total deficit	(11,380)	(6,618)	(2,176)

Current liabilities
Liabilities included in disposal group held for sale	-	1,386	–
Income tax payable	287	33	28
Trade and other payables	12,570	12,910	15,375
Exchangeable senior note payable	210	210	210
Provisions	50	50	50
Lease liabilities	1,643	1,561	1,676
Total current liabilities	14,760	16,150	17,339

Non-current liabilities
Senior secured term loan	39,791	49,199	44,301
Derivative financial liability	1,526	1,517	1,569
Convertible note	14,137	13,936	13,746
Lease liabilities	11,547	12,026	12,267
Deferred tax liabilities	1,609	4,947	5,058
Total non-current liabilities	68,610	81,625	76,941

TOTAL LIABILITIES	83,370	97,775	94,280

TOTAL EQUITY AND LIABILITIES	71,990	91,157	92,104

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months Ended June 30, 2023 US$000 (unaudited)	Three Months Ended June 30, 2022 US$000 (unaudited)	Six Months Ended June 30, 2023 US$000 (unaudited)	Six Months Ended June 30, 2022 US$000 (unaudited)

Cash flows from operating activities
Loss for the period	(5,988)	(9,706)	(11,797)	(21,985)
Adjustments to reconcile loss to cash used in operating activities:
Depreciation	305	47	656	479
Amortisation	179	214	430	442
Income tax credit	(267)	(29)	(278)	(180)
Financial income	(62)	-	(216)	-
Financial expense	3,823	8,300	6,374	20,303
Share-based payments	975	122	2,339	319
Foreign exchange gains on operating cash flows	(98)	(191)	(187)	(149)
Impairment charges	10,815	519	10,815	519
Gain on sale of business	(12,718)	-	(12,718)	-
Other non-cash items	(65)	995	130	305

Operating cash (outflows)/inflows before changes in working capital	(3,101)	271	(4,452)	53
Net movement on working capital	(1,294)	(2,217)	(2,657)	(3,481)

Cash used in operations before income taxes	(4,395)	(1,946)	(7,109)	(3,428)
Interest paid	-	(1)	-	(3)
Interest received	-	2	-	2
Income taxes (paid)/received	(23)	13	(26)	1

Net cash used in operating activities	(4,418)	(1,932)	(7,135)	(3,428)

Cash flows from investing activities
Payments to acquire intangible assets	(413)	(1,658)	(768)	(3,211)
Payments to acquire financial asset	-	-	(700)	-
Net proceeds from sale of business unit	28,426	-	28,426	-
Acquisition of property, plant and equipment	(151)	(143)	(425)	(305)

Net cash generated/(used) in investing activities	27,862	(1,801)	26,533	(3,516)

Cash flows from financing activities
Net proceeds from issue of share capital including share premium	-	25,019	-	25,019
Net proceeds from new senior secured term loan	-	-	5,000	80,014
Proceeds for convertible note issued	-	20,000	-	20,000
Expenses paid in connection with debt financing	-	(40)	(147)	(2,356)
Repayment of senior secured term loan	(10,050)	(34,500)	(10,050)	(34,500)
Penalty for early settlement of term loan	(905)	(3,450)	(905)	(3,450)
Purchase of exchangeable notes	-	-	-	(86,730)
Interest paid on senior secured term loan	(1,834)	(1,920)	(4,401)	(3,706)
Interest paid on convertible note	(75)	(49)	(150)	(49)
Interest paid on exchangeable notes	-	(4)	(4)	(1,289)
Payment of lease liabilities	(590)	(729)	(1,191)	(1,500)

Net cash provided by/(used in) financing activities	(13,454)	4,327	(11,848)	(8,547)

Increase in cash and cash equivalents	9,990	594	7,550	(15,491)
Effects of exchange rate movements on cash held	85	(153)	100	34
Cash and cash equivalents at beginning of period	4,153	10,012	6,578	25,910

Cash and cash equivalents at end of period	14,228	10,453	14,228	10,453

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).